Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2010	2009 (c)	2008 (c)	2007 (c)	2006 (c)	2005 (c)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$790	$538	$1,273	$1,230	1,061	$763
Less earnings of equity method investments				1	2	3
Distributed income from equity method investments	6	1		3	1	3
	796	539	1,273	1,232	1,060	763

Total fixed charges as below	485	513	568	609	559	569
Less:
Capitalized interest and interest component of AFUDC	22	45	59	58	24	9
Preferred security distributions of subsidiaries on a pre-tax basis	16	24	27	23	24	5
Interest expense related to discontinued operations	7	15	16	39	38	39
Total fixed charges included in Income from Continuing Operations Before Income Taxes	440	429	466	489	473	516

Total earnings	$1,236	$968	$1,739	$1,721	$1,533	$1,279

Fixed charges, as defined:
Interest on long-term debt	$312	$397	$478	$522	$482	$480
Interest on short-term debt and other interest	48	34	28	35	13	29
Amortization of debt discount, expense and premium - net	80	15	12	8	11	23
Estimated interest component of operating rentals	28	42	22	21	29	32
Preferred securities distributions of subsidiaries on a pre-tax basis	16	24	27	23	24	5
Fixed charges of majority-owned share of 50% or less-owned persons	1	1	1

Total fixed charges (a)	$485	$513	$568	$609	$559	$569

Ratio of earnings to fixed charges	2.5	1.9	3.1	2.8	2.7	2.2
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.5	1.9	3.1	2.8	2.7	2.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)
Years 2005 through 2009 have been adjusted to reflect the reclassification of certain non-core generation facilities as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.